WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)1

                              ROSE'S HOLDINGS, INC.
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                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of class of securities)

                                    777764309

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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 25, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 777764309               13D           Page 2 of 7 Pages
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================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS II, L.P.
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS*
                       WC, 00
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       DELAWARE
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 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              2,026,559**
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          -0-
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          2,026,559**
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       2,026,559**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          23.2%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Includes 78,369 shares of Common Stock issuable upon exercise of warrants within 60 days hereof.

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CUSIP No. 777764309               13D           Page 3 of 7 Pages
----------------------------                  ----------------------------------


================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                               WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       PF, 00
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              2,258,538**
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          - 0 -
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          2,258,538**
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       2,258,538**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           25.2%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes (i) 226,979 shares of Common Stock issuable upon exercise of options within 60 days hereof and (ii) 78,369 shares of Common Stock issuable upon exercise of warrants within 60 days hereof.

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CUSIP No. 777764309               13D           Page 4 of 7 Pages
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         The following  constitutes  Amendment No. 4 ("Amendment  No. 4") to the
Schedule 13D filed by the undersigned. This Amendment No. 4 amends the Schedule 13D as specifically set forth.

                  Item 3 is amended to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

         (a) The aggregate purchase price of the 1,948,190 Shares of Common Stock owned by Steel Partners II is $2,397,860. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds. The aggregate purchase price of the 5,000 Shares of Common Stock purchased by Mr. Lichtenstein is $8,281 and came from his personal funds.

         (b) Steel Partners II purchased warrants (the "Warrants") to acquire Shares set forth below, all of which are currently exercisable. Warrants owned by Steel Partners II were acquired with partnership funds. The aggregate purchase price of the Warrants is $2,796.


Purchase Date                Number of Shares            Exercise Price
-------------                ----------------            --------------

April 2, 1998                30,953                      $11.84

April 6, 1998                12,416                       11.84

May 5, 1998                  35,000                       11.84


                  In addition, Mr. Lichtenstein has been granted options to acquire Shares of the Issuer all of which terminate five years following the date of grant, as set forth below. Unless otherwise stated, all options are currently exercisable.


Purchase Date                 Number of Shares           Exercise Price
-------------                 ----------------           --------------

January 26, 1997              8,450                      $1.8750

April 27, 1997                8,219                       1.9375

July 27, 1997                 8,333                       1.4375

October 26, 1997              7,627                       1.5625

February 2, 1998              8,824                       1.5625

May 1, 1998                  10,526                       1.7500

June 25, 1998               100,000*                      1.9700

June 25, 1998               200,000**                     1.7900

August 25, 1998             100,000                       2.3400


* Options vest quarterly over a two year period with the first portion vesting on August 2, 1998. Options to purchase 25,000 shares of Common Stock are exercisable within 60 days hereof.

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CUSIP No. 777764309               13D           Page 5 of 7 Pages
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**       Options vest  quarterly  over a two year period with the first  portion vesting on August 2, 1998. Options to purchase 50,000 shares of Common Stock are exercisable within 60 days hereof.


                  Item 5(a) is amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,655,391 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 1998. Such report disclosed, however, that 19,680 shares are held in escrow pending resolution of certain disputed claims. To the extent that escrowed shares of Common Stock are not used to satisfy claims, such shares will revert to the Issuer and will be returned or held in the treasury of the Issuer, however, the Issuer believes that if all claims are resolved in accordance with the Issuer's records, there will be 8,675,071 shares of Common Stock outstanding.

                  As of the close of business on September 9, 1998, Steel Partners II beneficially owns 2,026,559 Shares of Common Stock, constituting approximately 23.2% of the Shares outstanding. Included therein is 78,369 shares of Common Stock issuable upon the exercise of warrants within 60 days hereof. Mr. Lichtenstein beneficially owns 2,258,538 Shares, representing approximately 25.2% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 5,000 Shares owned by him and the 2,026,559 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions. In addition, Mr. Lichtenstein is deemed to be the beneficial owner of 226,979 shares of Common Stock issuable upon the exercise of options within 60 days hereof, and to have sole voting and dispositive power with respect thereto, and holds additional options to purchase 225,000 shares of Common Stock.

                  Item 5(c) is amended by adding the following:

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

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CUSIP No. 777764309               13D           Page 6 of 7 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 11, 1998             STEEL PARTNERS II, L.P.

                                       By:      Steel Partners, L.L.C.
                                                General Partner

                                       By:/s/ Warren G. Lichtenstein
                                          --------------------------
                                              Warren G. Lichtenstein,
                                              Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                       --------------------------
                                         WARREN G. LICHTENSTEIN

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CUSIP No. 777764309               13D           Page 7 of 7 Pages
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                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days
               --------------------------------------------------



Shares of Common                  Price Per                        Date of
 Stock Purchased                    Share                          Purchase
 ---------------                    -----                          --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

     20,000                         2.09750                      8/11/98

     10,000                         2.12375                      8/19/98




                               WARREN LICHTENSTEIN
                               -------------------



         Granted options to purchase 100,000 shares of Common Stock at an exercise price of $2.34 per share on August 25, 1998.